SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)




                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

1. Magal Security Systems Ltd. Proxy Statement for Annual General Meeting to be held July 28, 2005.

2.   Magal Security Systems Ltd. Proxy Card.

                                                                          ITEM 1

                           MAGAL SECURITY SYSTEMS LTD.

                               ------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                            To Be Held July 28, 2005

                               ------------------

To Our Shareholders:

     You are cordially invited to attend the Annual General Meeting of the Shareholders of Magal Security Systems Ltd., to be held at our registered office, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, on Thursday, July 28, 2005 at 10:00 a.m., local time, for the purpose of considering and acting upon the following matters:

     1. Election of Directors;

     2. Approval of the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as independent auditors of our company for the year ending December 31, 2005 and to authorize our Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services;

     3. Review and discussion of our Directors' Report, Consolidated Financial Statements and Auditors' Report for the year ended December 31, 2004; and

     4. Such other business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on June 20, 2005 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual General Meeting.

     You are cordially invited to attend the Annual General Meeting. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting and to vote your shares in person.

     Pursuant to our Articles of Association, a proxy will be effective only if it is received by us at least 48 hours prior to the time of the Annual General Meeting.

     Joint holders of our company's ordinary shares should take note that, pursuant to Article 57 of our Articles of Association, the vote of the senior of the joint holders of any ordinary share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such ordinary share, and for this purpose seniority will be determined by the order in which the names stand in the Register of Members or the records of our transfer agent.



                                    BY ORDER OF THE BOARD
                                      OF DIRECTORS

                                    /s/Jacob Even-Ezra
                                    JACOB EVEN-EZRA
                                    Chairman of the Board of Directors and Chief
                                    Executive Officer


Yehud, Israel
June 27, 2005



     This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 28, 2005.

                           MAGAL SECURITY SYSTEMS LTD.
                                17 Altalef Street
                                 Industrial Zone
                               Yehud 56100, Israel

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders of Magal Security Systems Ltd. in connection with the solicitation by our Board of Directors of proxies to be voted at our Annual General Meeting of the Shareholders, or the Meeting, to be held on Thursday, July 28, 2005 at 10:00 a.m., local time, at our registered office, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, and at any adjournment or postponement thereof.

Solicitation of Proxies

     Shareholders will be asked to vote upon: (i) the election as Directors of the nominees named herein and (ii) the approval of the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2005 and the authorization for our Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services. Additionally, our Directors' Report, Consolidated Financial Statements and Auditor's Report for the year ended December 31, 2004 will be presented and discussed.

     If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR.

     Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

     Any shareholder may revoke his proxy by delivering a subsequently dated proxy or by giving written notice of revocation to the Secretary of the company at any time before such proxy is voted or by voting in person at the Meeting. Attendance at the Meeting will not in itself constitute a revocation of a previously furnished proxy and shareholders who attend the Meeting in person need not revoke their proxy (if previously furnished) and vote in person.

     Pursuant to the provisions of the our Articles of Association, a proxy will be effective only if it is received by us at least 48 hours prior to the time of the Meeting.

     The Board of Directors does not know of any matter, other than those set forth herein, that is expected to be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment.

Record Date, Outstanding Voting Securities, Voting Rights

     Only shareholders of record at the close of business on June 20, 2005 will be entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof. As of June 20, 2005, there were 10,372,448 ordinary shares outstanding and eligible to vote at the Meeting. At the Meeting, each shareholder of record will be entitled to one vote for each ordinary share held by him in respect of each matter to be voted upon. The ordinary shares have a par value of NIS 1.00 per share

     The presence, in person or by proxy, of two or more persons entitled to vote upon the business to be transacted at the Meeting, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together more than 33-1/3% of the outstanding ordinary shares, is necessary to constitute a quorum at the Meeting. Pursuant to our Articles of Association, if, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned until the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the members, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

     An affirmative majority of the votes cast is required to approve each of the items to be presented at the Meeting.

     Abstentions and broker "non-votes" are not counted in determining the outcome of the matter being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We will bear the cost of soliciting proxies. Solicitation of proxies will be primarily by mail, but proxies may also be solicited by directors, officers, and our employees (who will not be specifically compensated for such services), by telephone or otherwise. Brokerage houses and other custodians, nominees, and fiduciaries that forward proxies and proxy materials to beneficial owners of ordinary shares will be reimbursed for their expenses by us.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth certain information, as of June 20, 2005, pertaining to the beneficial ownership of our ordinary shares by (i) persons known to us to own beneficially five percent or more of our ordinary shares and
(ii) all directors and executive officers of the company as a group.

     The information contained herein has been obtained from our records or from information furnished directly by the individual or entity to us.

                                             Number of Ordinary               Percentage of
Name and Address                             Shares Beneficially Owned(1)     Outstanding Ordinary Shares(2)
----------------                             ----------------------------     ------------------------------
Mira Mag Inc.(3)
  c/o S.Friedman & Co.
  25 Hamered Street
  Tel Aviv, Israel                                      1,823,131                          17.58%

Jacob Even-Ezra(4)
  c/o Magal Security Systems Ltd.
  17 Altalef Street, Industrial Zone
  Yehud 56100 Israel                                      633,730                           6.11%

Nathan Kirsh(5)
  c/o Magal Security Systems Ltd.
  17 Altalef Street, Industrial Zone
  Yehud 56100 Israel                                    1,832,227                          17.66%

All directors  and  executive
officers as a
group (consisting of 16 persons)                        2,465,957                          23.77%

------------------

     (1) Ordinary shares beneficially owned include ordinary shares issuable upon the exercise of options exercisable within 60 days of June 20, 2005.

     (2) The percentage of outstanding ordinary shares is based on 10,372,448 ordinary shares outstanding as of June 20, 2005. Ordinary shares deemed beneficially owned by virtue of the right of any person to acquire such shares within 60 days of June 20, 2005, are treated as outstanding only for the purposes of determining the percent owned by such person.

     (3) Mira Mag is the holder of 1,823,131 ordinary shares. The beneficial owners and their percentage interest in these shares are: The Eurona Foundation 81.5%, or 1,485,852 ordinary shares, and Jacob Even-Ezra's three children 18.5%, or 337,279 ordinary shares. Jacob Even-Ezra beneficially owns all of the 337,279 shares held by Mira Mag in which his children, Ornit Dekel and Guy and Asaf Even-Ezra, have an interest. The Eurona Foundation is an entity controlled by Nathan Kirsh, the trustees of which are Prinz Michael von Liechtenstein, Altenbach 8, P.O. Box 339, FL 9490 Vaduz, Liechtenstein, and Nathan Kirsh, Spintex Village, Ezulwini, Swaziland.

     (4) Includes Mr. Even-Ezra's beneficial ownership of 337,279 ordinary shares held by Mira Mag (see footnote (3) above), Mr. Even-Ezra's beneficial ownership of an additional 219,554 ordinary shares and 76,897 ordinary shares held by a trustee.

     (5) Includes Mr. Kirsh's beneficial ownership of 1,485,852 ordinary shares held by Mira Mag. (see footnote (3) above) Mr. Kirsh is a trustee of the Eurona Foundation, which owns an 81.5% interest in Mira Mag. Mr. Kirsh is also the beneficial owner of an additional 346,375 ordinary shares.


                            I. ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Our Articles of Association provide for a Board of Directors consisting of no less than three and no more than eleven members, as may be determined from time to time at a general meeting of our shareholders. At this time, management is recommending six nominees for election as directors. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the six nominees for election as directors named in the following table. Messrs. Even-Ezra, Dekel, Kirsh, Nuss, Perry and Livne currently serve as our directors. In addition, we have two outside directors currently serving three-year terms, Mr. Shaul Kobrinsky and Mrs. Anat Winner, who are not standing for election at this Meeting.

     Each director, other than the outside directors, will hold office until the next Annual General Meeting and until such director's successor shall have duly taken office, unless such director's office is earlier vacated under any relevant provisions of our Articles of Association or pursuant to the requirements of applicable law. All the members of our Board of Directors (other than outside directors) may be reelected upon completion of their term of office. The outside directors will hold office for a three-year term and, pursuant to the Israeli Companies Law may be re-elected only for one additional three-year term.

     All directors, other than outside directors who serve for three years, hold office until the next annual general meeting of shareholders and until their successors have been elected.

     In the event any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

     Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for the election as directors of Messrs. Even-Ezra, Dekel, Kirsh, Nuss, Perry and Livne.

     The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to us by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to share ownership by the nominees.

Nominees for Election as Director for Terms Expiring in 2006

Name                            Age        Position with the Company
----                            ---        -------------------------
Jacob Even-Ezra..................74        Chairman of the Board and Chief Executive Officer
Izhar Dekel......................53        President and Director
Nathan Kirsh.....................73        Director
Jacob Nuss.......................57        Director
Jacob Perry .....................61        Director
Zeev Livne ......................60        Director

     Jacob Even-Ezra has served as our chairman of the board and chief executive officer since 1984, and from 1987 until 1990 he also served as our president. He is currently a member of the Executive Council and the Management Committee of Tel Aviv University. From 1985 to 1988, Mr. Even-Ezra was also chairman of the Israel Export Institute. Mr. Even-Ezra holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

     Izhar Dekel has served as our president since 1990 and as our director since 1993. Mr. Dekel served as our finance manager from 1984 to 1990. Mr. Dekel holds an M.B.A. degree and a B.A. in Economics and International Relations from the Hebrew University of Jerusalem.

     Nathan Kirsh has served as our director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 81.5% of the outstanding ordinary shares of our company that are held by Mira Mag Inc. Mr. Kirsh holds a B.A. in Commerce from the University of Witwatersrand, Johannesburg.

     Jacob Nuss has served as our director since 1993. Mr. Nuss currently serves as the vice president - internal auditing of Israel Aircraft Industries Ltd., or IAI, and served as IAI's deputy vice president - internal auditing from 1999 to 2003. From 1993 to 1999, Mr. Nuss served as the director of finance of IAI's electronics group. From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of IAI. Since 1975, Mr. Nuss has served in various financial management capacities at IAI. IAI is a former shareholder in our company. Mr. Nuss holds an M.B.A. in Business from Recanati Business School and a B.A. in Economics and Business Management from Bar Ilan University. Mr.Nuss also holds a certificate in internal auditing.

     Jacob Perry was appointed to serve as a director in December 2002. From 1995 to December 2002, Mr. Perry was president and chief executive officer of Cellcom Israel Ltd., Israel's largest cellular phone operator. Mr. Perry served 29 years with the Israeli General Security Service, and served as its Chief from 1988 until 1995. Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the executive team of many public organizations. Mr. Perry is also the chairman of the board of directors of various companies, including Mizrahi Bank B.M., Lipman Electronic Engineering Ltd. and Aeronautics Defense Systems Ltd. Mr. Perry also acts as an advisor to Cellguide Ltd. Mr. Perry holds an A.M.P. from Harvard Business School and a B.A. in Oriental Studies and History of the Jewish People from Tel-Aviv University.

     Zeev Livne was appointed to serve as a director in July 2004. Mr. Livne has served as the chairman of Livne Strategic Consultants LTD. since 2001. Mr. Livne served 39 years with the Israeli Defense Forces, or IDF, until 2001. During his long military career with the IDF, Mr. Livne served as the Defense Attache to the U.S. and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996. From 1992 to 1994, Mr. Livne established the IDF Home Front Command and served as its first commander. Mr. Livne serves on the board of directors of "PAZKAR," a private Israeli company. Mr. Livne holds a B.A. in History from the Tel Aviv University, and an M.A. in Geography from the University of Haifa.

     Mr. Even-Ezra is Mr. Dekel's father-in-law. Other than the relationship between Mr. Dekel and Mr. Even-Ezra, there are no family relationships among our directors.

     The Board of Directors recommends a vote FOR the election of all the above nominees.

Outside Directors Continuing in Office

     Shaul Kobrinsky, 53, was appointed to serve as an outside director in July 2004. Mr. Kobrinsky has served as the President and Chief Executive Officer of Urdan Industeries Ltd., an investment and holding company since 1997. From 1989 to 1997, Mr. Kobrinsky served as a chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugate boards and boxes. Previously, and since 1984, Mr. Kobrinsky served as deputy managing director of Clal Industeries Ltd., a holding and investment company. Mr. Kobrinsky serves as a director of various public companies, including: Mendelson Israel Technical and Engineering Supplies Ltd. and Aloni Marble Ltd. Mr. Kobrinsky holds a B.A in Economics from Tel Aviv University.

     Anat Winner, 46, was appointed to serve as an outside director in July 2004. Mrs. Winner has served as chief executive officer and chief financial officer of Israel News Ltd. since October 2001. From 1999 to October 2001, Mrs. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd.
(YES), an Israeli company that is engaged in setting up and operating DBS television systems. Previously, and since 1995, Mrs. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in the importing and marketing of cellular phones as well as supplying cellular service. Since 1996, Mrs. Winner has also served as corporate secretary of Eurocom Cellular Communications Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for 15 years.

Alternate Directors

     Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as an alternate director, subject to the approval of the Board of Directors. Pursuant to the Companies Law, such alternate director may not be a person who is a current director or an alternate director of the company. The appointment of an alternate director is for one meeting or for another specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board of Directors.

Board Meetings and Committees; Approval of Certain Transactions

     During 2004, the Board of Directors held five meetings. We are subject to the provisions of the Companies Law, which became effective on February 1, 2000 superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Companies Law authorizes the Minister of Justice to adopt regulations exempting from the provisions described below companies, such as us, whose shares are traded on Israeli as well as non-Israeli exchanges/markets.

Outside Directors

     Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in Israel or outside of Israel are required to appoint two outside directors. The Companies Law requires that the outside directors be residents of Israel. However, the Minister of Justice of the State of Israel has promulgated regulations exempting certain qualifying foreign companies, such as us, from the applicability of certain provisions of the Companies Law. The Companies Regulations (Concessions for Public Companies Whose Shares are Registered in a Stock Exchange Outside Israel), 5760-2000, as amended, defines "double foreign company" as a public company whose shares (i) have been offered to the public outside of Israel or were registered on a stock exchange outside of Israel prior to February 1, 2000 and (ii) were registered on a stock exchange in Israel after such date. Pursuant to these regulations, an outside director of a double foreign company need not be an Israeli resident.

     The Companies Law provides that a person may not be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as an outside director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis, (iii) control and (iv) service as an officer holder. The Companies Law further provides that if, at the time the outside directors are appointed, a company's board of directors is comprised solely of members of the same gender, then at least one of the outside directors must be of a different gender than the other directors.

     No person may serve as an outside director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an outside director. Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     Outside directors are to be elected by a majority vote at a shareholders' meeting, provided that either (i) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election or (ii) the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

     The initial term of an outside director is for three years and may be extended for an additional three years. Each outside director is required to serve on the company's audit committee. Each other committee of a company's board of directors is required to include at least one outside director.

Audit Committee

     Our Audit Committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

     Our Audit Committee consists of three board members who satisfy the "independence" requirements of the Securities and Exchange Commission, Nasdaq and the Israeli Law for audit committee members. Our Audit Committee is currently composed of Messrs. Jacob Nuss and Shaul Kobrinsky and Mrs. Anat Winner. Our Audit Committee meets at least once each quarter. Mrs. Anat Winner is our Audit Committee's financial expert, as defined in Item 401 of Regulation S-K.

     Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     The Audit Committee reviewed our audited financial statements for the year ended December 31, 2004 and members of the Committee met with both management and our independent auditors to discuss those financial statements. Management and our independent auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the U.S. generally accepted accounting principles. Members of the Audit Committee have received from and discussed with our independent auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with our independent auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2004.

Internal Auditor

     Under the Companies Law, a board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether a company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, office holder, affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. Mr. Daniel Spira, CPA (Isr.) is our internal auditor.

                           II. APPOINTMENT OF AUDITORS
                           (Item 2 on the Proxy Card)

     Shareholders will be asked to approve the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2005 and to authorize the Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services. A representative of Kost Forer Gabbay & Kasierer is expected to be present at the Meeting and will be given an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from shareholders. Kost Forer Gabbay & Kasierer were our auditors for the year ended December 31, 2004.

     It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, by our Audit Committee and the Board of Directors to conduct the annual audit of our financial statements for the year ending December 31, 2005, and to authorize the Audit Committee to fix their remuneration is ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

Fees Paid to Independent Public Accountants

         The following table sets forth, for each of the last two fiscal years, the fees paid to our independent public accountants.

                                              Year Ended December 31,
                                              -----------------------
                                            2004                 2003
                                        -------------        --------------

       Audit Fees (1)..............       $275,311              $197,043
       Audit-Related Fees (2) .....         17,404                14,695
       Tax Fees (3) ...............         18,183                64,738
       All Other Fees .............         19,380                     -
                                        -------------        --------------
       Total  .....................       $330,278              $276,476

--------------------

(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3) Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

Audit Committee Pre-Approval Policies and Procedures

     Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global.
Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our Audit Committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.


                      III. REVIEW OF THE DIRECTORS' REPORT,
             CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT

     At the Meeting, our Directors' Report, Consolidated Financial Statements and Auditor's Report for the year ended December 31, 2004 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item III will not involve a vote of the shareholders.

     The foregoing Auditors' Report and Consolidated Financial Statements may be viewed on our website - www.magal-ssl.com or in a Form 6-K for the Month of March 2005 (filed with the SEC on March 4, 2005) through the EDGAR website of the SEC at www.sec.gov.

     None of the Auditors' Report, the Consolidated Financial Statements, the Form 6-K or the contents of our website form part of the proxy solicitation material.

                                 OTHER BUSINESS

     The Board of Directors knows of no business that is to be brought before the meeting other than as set forth in the Notice of Annual General Meeting of Shareholders. If any other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such matters.

     COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., 17 ALTALEF STREET, INDUSTRIAL ZONE, YEHUD 56100, ISRAEL, ATTENTION: RAYA ASHER, SECRETARY.


                                  By Order of the Board of Directors

                                  /s/Jacob Even-Ezra
                                  JACOB EVEN-EZRA
                                  Chairman of the Board of Directors and Chief Executive Officer

Dated:  June 27, 2005

                                                                          ITEM 2

                           MAGAL SECURITY SYSTEMS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Jacob Even-Ezra and Raya Asher, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on July 28, 2005 at 10:00 a.m. at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):



                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                           MAGAL SECURITY SYSTEMS LTD.

                                  July 28, 2005

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS
                              AND"FOR" PROPOSAL 2.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
-------------------------------------------------------------------------

1.   The election of six directors for terms expiring in 2006.

[ ] FOR ALL NOMINEES

[ ]WITHHOLD AUTHORITY FOR ALL NOMINEES

[ ] FOR ALL EXCEPT
    (See instructions below)

NOMINEES:
( )JACOB EVEN-EZRA
( )IZHAR DEKEL
( )NATHAN KIRSH
( )JACOB NUSS
( )JACOB PERRY
( )ZEEV LIVNE

INSTRUCTION:   To withhold authority to vote for any individual nominee(s), mark
------------   "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: (X)

2. Approval of the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and their affiliates, as independent auditors of the Company for the year ending December 31, 2005 and to authorize the audit committee to fix the remuneration of the auditors in accordance with the volume and nature of their services.

         [  ] FOR         [ ] AGAINST     [ ] ABSTAIN


THIS PROXY WILL BE VOTED AS SPECIFIED HEREIN. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES FOR DIRECTOR AND FOR ITEM 2. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXIES.


     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder __________ Date _____
Signature of Shareholder___________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 5, 2005